Exhibit 99.1

MITEL NETWORKS CORPORATION

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the shareholders of Mitel Networks Corporation (“Mitel”) will be held on Friday, March 5, 2010 at 350 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W7, commencing at 2:30 p.m., Ottawa time, for the following purposes:

1.

To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 1”) to amend the articles of incorporation to change Mitel’s issued and outstanding Common Shares into a smaller number of Common Shares on the basis of a ratio within the range of one (1) post-consolidation common share for every fifteen (15) pre-consolidation common shares to one (1) post-consolidation common share for every forty (40) pre-consolidation common shares, with the ratio to be selected and implemented by Mitel’s board of directors, in its sole discretion, if at all, at any time prior to the earlier of the Offering (as defined in the Management Proxy Circular that accompanies this Notice) and December 31, 2010.

2.

To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 2”) to amend the articles of incorporation by cancelling the authorized and unissued Class 1 Convertible Preferred Shares and the Class 2 Preferred Shares immediately following and conditional upon the conversion of all Class 1 Convertible Preferred Shares for Common Shares.

3.

To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 3”) to amend the articles of incorporation by creating an unlimited number of preferred shares, which will be issuable in series.

4.

To consider and, if thought advisable, to pass, with or without variation, a special resolution (“Special Resolution No. 4”) to amend the articles of incorporation to remove the share transfer restrictions as currently set out in the articles of incorporation.

5.	To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (“Ordinary Resolution No. 1”) to amend Mitel’s 2006 Equity Incentive Plan.

6.	To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (“Ordinary Resolution No. 2”) to confirm the amendments to By-law No. 1A.

7.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

A copy of the full text of each of proposed Special Resolution No. 1, Special Resolution No. 2, Special Resolution No. 3, Special Resolution No. 4, Ordinary Resolution No. 1 and Ordinary Resolution No. 2 is attached as Schedule A, Schedule B, Schedule C, Schedule D, Schedule E and Schedule F, respectively, to the Management Proxy Circular that accompanies this Notice.

Section 190 of the Canada Business Corporations Act provides that each Mitel shareholder who dissents from Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 may be entitled to be paid the fair value of his, her or its shares. A summary of Mitel shareholders’ dissent rights, which are applicable only in respect of Special Resolution No. 2, Special Resolution No. 3 and Special Resolution No. 4, are set out in Schedule G to the Management Proxy Circular.

Mitel shareholders unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete and return the form of proxy. In the case of proxies executed other than by an individual who is the registered holder of the shares represented by such proxy, a power of attorney or other authority should be attached to the proxy and returned. All proxies should be returned in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Thursday, March 4, 2010, being the business day preceding the date of the Meeting.

DATED at Ottawa, Ontario this 10th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Donald W. Smith

Donald W. Smith
Chief Executive Officer

MITEL NETWORKS CORPORATION

350 Legget Drive

Ottawa, Ontario

K2K 2W7

MANAGEMENT PROXY CIRCULAR

A.	INFORMATION ON VOTING AND PROXIES

1.	Solicitation of Proxies

This management proxy circular (the “Management Proxy Circular” or the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Mitel Networks Corporation (“Mitel” or the “Corporation”), a corporation governed by the Canada Business Corporations Act (the “CBCA”), for use at the special meeting, or any adjournment or adjournments thereof, (the “Meeting”) of the shareholders of the Corporation (each, a “Shareholder”) to be held on Friday, March 5, 2010 at 350 Legget Drive, Ottawa (Kanata), Ontario, Canada, K2K 2W7, commencing at 2:30 p.m., Ottawa time, for the purposes set out in the notice of the Meeting (the “Notice of Meeting”) accompanying this Management Proxy Circular.

The enclosed proxy is being solicited by or on behalf of the management of the Corporation and the cost of such solicitation will be borne by the Corporation. It is expected that the solicitation of proxies will be primarily by mail, telephone or electronic communication by directors, officers or employees of Mitel. Proxies may also be solicited personally or by telephone or electronic communication by officers and employees of Mitel. Except as otherwise stated, the information contained in this Management Proxy Circular is given as of February 5, 2010.

2.	Appointment of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a Shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided or complete another form of proxy and, in either case, deliver the completed and signed proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Thursday, March 4, 2010, being the business day preceding the date of the Meeting. It is the responsibility of the Shareholder appointing a representative to inform such representative that he or she has been so appointed. The proxy must be signed by the Shareholder or the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof, duly authorized.

Registered Shareholders

A registered shareholder is the person in whose name a share certificate is registered. If you are a registered shareholder, you are entitled to vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by delivering the completed and signed form of proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Thursday, March 4, 2010, being the business day preceding the date of the Meeting. In each case, the shares represented by your proxy will be voted in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called at the Meeting. Your proxyholder will decide how to vote on amendments or variations to the matters to be voted on at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.

Non-Registered Shareholders

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

Mitel has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to registered holders, which would include any intermediaries described in the prior paragraph, for distribution to non-registered shareholders. Such intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions regarding how to vote your shares.

Non-registered shareholders who receive Meeting Materials from your intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).

Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise uncompleted. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly as described above.

By following these procedures, a non-registered shareholder will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from its intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary “non-votes” will, however, be counted in determining whether there is a quorum.

3.	Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy under subsection 148(4) of the CBCA by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

4.	Voting of Proxies

The form of proxy affords the Shareholder an opportunity to specify that the shares registered in the Shareholder’s name shall be voted FOR or AGAINST each of the matters to be considered at the Meeting, in accordance with the instructions indicated on your form of proxy. In the absence of instructions, your shares will be voted FOR each of the matters to be considered at the Meeting.

The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of Mitel knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented at the Meeting. If any such matters should properly come before the Meeting, each nominee named in the enclosed form of proxy will vote on those matters in accordance with his or her best judgment.

5.	Authorized Capital and Voting Shares

The authorized capital of the Corporation consists of:

(a)	an unlimited number of Common Shares (“Common Shares”);

(b)	an unlimited number of Class 1 Convertible Preferred Shares (the “Class 1 Shares); and

(c)	an unlimited number of Class 2 Preferred Shares, issuable in series (the “Class 2 Shares”).

As of February 5, 2010, the Corporation had 214,869,444 Common Shares and 316,755 Class 1 Shares issued and outstanding (collectively, the “Shares”). No Class 2 Shares are issued and outstanding. Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Each Class 1 Share carries a number of votes calculated based on a formula set out in the share provisions. For the purposes of this Meeting, the Corporation has determined that each Class 1 Share shall have 922.221 votes per share.

Only holders of outstanding Shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed (the “Voting Deadline”) will be entitled to vote at the Meeting.

6.	Securities Ownership of Certain Beneficial Owners

The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of or who exercise control or direction over shares carrying more than 10% of the votes attached to any class of shares entitled to vote at the Meeting:

Name and Jurisdiction of Beneficial Owner	Shares Beneficially Owned Directly or Indirectly	Percentage of Shares(1)	Percentage of Class
Arsenal Holdco I, S.a.r.l.(2) Luxembourg	164,463 Class 1 Shares	29.9%	51.9%

Arsenal Holdco II, S.a.r.l.(2) Luxembourg	63,359 Class 1 Shares	11.5%`	20.0%

Terence H. Matthews Ottawa, ON	13,500 Class 1 Shares	2.5%	4.3%

Wesley Clover Corporation(3) Ottawa, ON (“WCC”)	163,345,403 Common Shares	32.0%	76%

Morgan Stanley Principal Investments, Inc. New York, NY (“Morgan Stanley”)	44.933 Class 1 Shares	8.1%	14.2%

(1)

Calculated on an as-if converted to Common Shares basis where the Class 1 Shares are converted into Common Shares at a ratio of 922.221 to 1. The Class 1 Shares are convertible into Common Shares based on a formula set out in the Class 1 Share provisions.

(2)	Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. are affiliated with Francisco Partners II, L.P. (“Francisco Partners”) of San Francisco, California, USA.
(3)	Dr. Terence H. Matthews, Chairman of the Corporation, controls, directly or indirectly, WCC.

B.	SPECIAL BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Background

On December 22, 2009, Mitel filed with the Securities and Exchange Commission (the “SEC”) in the United States a registration statement on Form F-1 for an initial public offering of its Common Shares (the “Offering”).

Prior to the Closing of the Offering, Mitel proposes to:

•

change all of the Corporation’s issued and outstanding Common Shares into a smaller number of issued and outstanding Common Shares on the basis of a ratio within the range of one (1) post-consolidation common share for every fifteen (15) pre-consolidation common shares to one (1) post-consolidation common share for every forty (40) pre-consolidation common shares, with the ratio to be selected and implemented by Mitel’s board of directors, in its sole discretion, if at all, at any time prior to the earlier of the closing of the Offering and December 31, 2010 (the “Outside Date”);

•	amend the articles of incorporation:

•

to cancel the authorized and unissued Class 1 Shares and Class 2 Shares immediately following and conditional upon the conversion of all of the issued and outstanding Class 1 Shares for Common Shares and

•

to increase the authorized capital of the Corporation by creating an unlimited number of preferred shares, issuable in series, with terms substantially the same as those attached to this Management Proxy Circular as Appendix C-1 to Schedule C;

•	remove from the articles of incorporation the current share transfer restrictions on the Corporation’s shares;

•	amend the 2006 Equity Incentive Plan; and

•	confirm amendments to By-law No. 1A.

2.	Interests Of Persons In Matters To Be Acted Upon

Dr. Terence H. Matthews, the Chairman of the Corporation, has a direct material interest in the matters to be acted upon as a holder of 4.3% of the Class 1 Shares. Dr. Matthews also has an indirect material interest in the matters to be acted upon as a result of his control over Wesley Clover Corporation, which holds 76% of the outstanding Common Shares of the Corporation. As noted above under the heading “Security Ownership of Certain Beneficial Owners”, Dr. Matthews is the holder of Class 1 Shares, which will be converted into Common Shares prior to the completion of the Offering and Dr. Matthews controls Wesley Clover Corporation, which is a holder of Common Shares.

Donald Smith, chief executive officer and a director of the Corporation, has a direct material interest in the Offering as he owns 26,500 Common Shares of the Corporation. Peter Charbonneau, a director of the Corporation, has both a direct and an indirect material interest in the Offering, as Mr. Charbonneau owns 31,773 Common Shares of the Corporation and his spouse owns 208,894 Common Shares of the Corporation. Benjamin Ball and Andrew Kowal also have an indirect material interest in the Offering as principals of Francisco Partners, which holds shares equivalent to approximately 40.9% of the outstanding capital of the Corporation, calculated on an as-if-converted to Common Shares basis. These shares are held through Arsenal Holdco I and Arsenal Holdco II. In addition, Gilbert Palter has an indirect material interest in the Offering as certain funds managed by Edgestone Capital Partners L.P., of which he is a principal, own or control, directly or indirectly, 19,000 Class 1 Shares and 5,359,893 Common Shares (less than 10% on an as-if converted to Common Shares basis) of the Corporation.

3.	Special Resolution No. 1 – The Consolidation

The Corporation proposes to change or consolidate the Corporation’s issued and outstanding Common Shares on the basis of a ratio within the range of one (1) post-consolidation common share for every fifteen (15) pre-consolidation common shares to one (1) post-consolidation common share for every forty (40) pre-consolidation common shares, with the ratio to be selected and implemented by Mitel’s board of directors, in its sole discretion, if at all, at any time prior to the Outside Date (the “Consolidation”). Such a consolidation is sometimes referred to as a “reverse share split”. If, as a result of the Consolidation, a holder of Common Shares holds a fractional portion of one Common Share, such fractional portion of a Common Share will be rounded up to be one full Common Share. The purpose of the Consolidation is to reduce the number of the Corporation’s issued and outstanding Common Shares prior to the Offering. This will ensure that the Offering price per Common Share is within an appropriate range of market trading prices for an initial public offering, as recommended by management and the lead underwriters of the Offering. The board of directors will, in its sole discretion, select the ratio for the Consolidation based on the proposed valuation of the Corporation for purposes of the Offering and the effect of such valuation on the Offering price per Common Share. In order to effect the Consolidation, the Corporation is required to amend its articles of incorporation. The effective date of the Consolidation will be the date shown in the certificate of amendment issued by the Director appointed under the CBCA or such other date indicated in the articles of amendment. If the Corporation’s board of directors does not implement the Consolidation before the Outside Date, the authority granted by Special Resolution No. 1 to implement the Consolidation will lapse and be of no further force or effect.

If approved and implemented, the Consolidation will occur simultaneously for all of the Company’s common shares and the Consolidation ratio will be the same for all of such shares. The Consolidation will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Corporation, except to the extent that the Consolidation would otherwise result in any shareholder owning a fractional share. The number of Common Shares reserved for issuance under the 2006 Equity Incentive Plan will be reduced proportionately based on the Consolidation ratio selected by the Corporation’s board of directors. In addition, the exercise or conversion price and/or the number of Common Shares of the Corporation issuable under any outstanding convertible securities or convertible debt will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities or debt, based on the Consolidation ratio selected by the Corporation’s board of directors.

The board of directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to effect the Consolidation, attached as Schedule A to this Management Proxy Circular (“Special Resolution No. 1”).

In order to be effective, Special Resolution No. 1 must be passed, with or without amendment, by the shareholders voting together as a single class and representing in the aggregate, not less than two-thirds of the votes cast (in person or by proxy) by all such shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 1.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 1 at any time before it becomes effective in accordance with the provisions of the CBCA.

4.	Special Resolution No. 2 – Cancellation of Class 1 Shares and Class 2 Shares

The Corporation proposes to cancel the authorized and unissued Class 1 Shares and Class 2 Shares immediately following and conditional upon the conversion of all of the Class 1 Shares to Common Shares.

The Class 1 Shares and Class 2 Shares were created for the purpose of fulfilling the terms of certain equity financing transactions between the Corporation and certain institutional and other investors in 2007. Upon the completion of the Offering, the 2007 equity financing transactions will have fulfilled their purpose. Accordingly, the preferred shares issued to investors at that time will, as envisioned at the time of the 2007 equity financing, automatically convert into Common Shares. Once this conversion occurs, there will be no future need for the Class 1 Shares and Class 2 Shares, the terms of which were created in relation to the specific provisions of the 2007 financing. Nevertheless, after the Offering has been completed, the Class 1 Shares and Class 2 Shares will continue to exist in the capital of the Corporation although none will be issued and outstanding. To permanently remove the Class 1 Shares and Class 2 Shares from the articles of incorporation (as amended) of Mitel, the articles must be amended.

The board of directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to cancel the authorized and unissued Class 1 Shares and Class 2 Shares, attached as Schedule B to this Management Proxy Circular (“Special Resolution No. 2”).

In order to be effective, Special Resolution No. 2 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds of the votes cast (in person or by proxy) by the holders of the Common Shares and the Class 1 Shares, voting together as a single class, and by the holders of the Class 1 Shares voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 2.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 2 at any time before it becomes effective in accordance with the provisions of the CBCA.

Shareholders will have certain statutory rights of dissent, as described in “Dissent Rights” below, with respect to Special Resolution No. 2.

5.	Special Resolution No. 3 – Creation of a New Class of Preferred Shares

The Corporation proposes to create a new class of preferred shares (the “Preferred Shares”) issuable in series. The Preferred Shares will permit the board of directors to designate the rights, privileges, restrictions and conditions attaching to the shares of any series of Preferred Shares appropriate to the particular conditions and circumstances under which such shares are to be issued. The Corporation has no current intention to issue any Preferred Shares. The board of directors believes that it is in the best interests of the Corporation to authorize the increase in the authorized share capital to create the Preferred Shares so that the Corporation has the flexibility to create and issue a series of Preferred Shares in the future without the need to call a shareholders meeting. The terms and conditions attaching to the Preferred Shares are set out in Appendix C-1 to Schedule C to this Management Proxy Circular.

The board of directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to create an unlimited number of preferred shares, issuable in series, attached as Schedule C to this Management Proxy Circular (“Special Resolution No. 3”).

In order to be effective, Special Resolution No. 3 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds of the votes cast (in person or by proxy) by the holders of the Common Shares and the Class 1 Shares, voting together as a single class, and by the holders of the Common Shares and the Class 1 Shares each voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 3.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 3 at any time before it becomes effective in accordance with the provisions of the CBCA.

Shareholders have certain statutory rights of dissent, as described in “Dissent Rights” below, with respect to Special Resolution No. 3.

6.	Special Resolution No. 4 – Removal of Share Transfer Restrictions

In connection with the Offering, the Corporation will be required to remove the existing share transfer restrictions as set out in the Corporation’s articles of incorporation, in order to allow the Corporation’s Common Shares to trade publicly. In order to effect this change, the Corporation is required to amend its articles of incorporation to remove the share transfer restrictions.

The board of directors of the Corporation recommends that shareholders vote in favour of the special resolution to amend the articles of incorporation to remove the existing share transfer restrictions, attached as Schedule D to this Management Proxy Circular (“Special Resolution No. 4”).

In order to be effective, Special Resolution No. 4 must be passed, with or without amendment, by the shareholders representing in the aggregate, not less than two-thirds of the votes cast (in person or by proxy) by the holders of the Common Shares and the Class 1 Shares, voting together as a single class, and the holders of the Common Shares and Class 1 Shares each voting separately as a class at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote in favour of Special Resolution No. 4.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 4 at any time before it becomes effective in accordance with the provisions of the CBCA.

Shareholders have certain statutory rights of dissent, as described in “Dissent Rights” below, with respect to Special Resolution No. 4.

7.	Ordinary Resolution No. 1—The 2006 Equity Incentive Plan

At a special meeting of shareholders on September 7, 2006, the shareholders approved the adoption of the 2006 Equity Incentive Plan (the “Plan”). The principal purpose of the Plan is to advance the interests of Mitel by assisting Mitel in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives, thereby advancing the interests of Mitel and its shareholders. However, in connection with the proposed Offering, it is necessary to modify the Plan to update the provisions of the Plan to comply with current regulatory requirements and to reflect current industry trends in equity compensation plans. In particular, it is proposed that section 3.4 of the Plan be amended to fix the maximum number of Common Shares available for issuance upon the exercise of options granted under the Plan at 84,000,000 Common Shares, subject to an annual increase of such maximum number of up to three percent (3%) of the then outstanding Common Shares of Mitel, any such increase to be made in the discretion of the board of directors or a committee of the board of directors (such annual increase to become a fixed three percent (3%) increase should the Corporation subsequently list its Common Shares on the Toronto Stock Exchange). A blacklined copy of the Plan showing all of the proposed amendments to the Plan is attached as Appendix E-1 to Schedule E to this Management Proxy Circular.

The board of directors of the Corporation recommends that shareholders vote in favour of the ordinary resolution to approve the Plan, attached as Schedule E to this Management Proxy Circular (“Ordinary Resolution No. 1”).

In order to be effective, Ordinary Resolution No. 1 must be passed, with or without amendment, by the shareholders voting together as a single class and representing in the aggregate, not less than a majority of the votes cast (in person or by proxy) by all such shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote in favour of Ordinary Resolution No. 1.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Ordinary Resolution No. 1 at any time before it becomes effective in accordance with the provisions of the CBCA.

8.	Ordinary Resolution No. 2 – By-Law Amendments

At the Meeting, shareholders will be asked to confirm amendments to By-law No. 1A. By-law No. 1A was previously enacted by the directors and confirmed by the shareholders. The amendments to By-law No. 1A have been approved by the board of directors and reflect Mitel’s corporate governance structure and enhanced practices since the adoption of By-law No. 1A, including an increase in the quorum requirement for meetings of shareholders and a decrease in the number of days’ notice required to be provided in connection with a shareholders meeting prior to the Corporation becoming a public company, as well as current provisions of the CBCA. A copy of the By-law amendments, blacklined against the relevant existing By-law No. 1A provisions, is attached as Appendix F-1 to Schedule F to this Management Proxy Circular.

The board of directors of the Corporation recommends that shareholders vote in favour of the ordinary resolution to approve the By-law amendments, attached as Schedule F to this Management Proxy Circular (“Ordinary Resolution No. 2”).

In order to be effective, Ordinary Resolution No. 2 must be passed, with or without amendment, by the shareholders voting together as a single class and representing in the aggregate, not less than a majority of the votes cast (in person or by proxy) by all such shareholders at the Meeting. Unless the nominee identified in the attached form of proxy is directed to do otherwise, the nominee will vote in favour of Ordinary Resolution No. 2.

Notwithstanding such approval, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Ordinary Resolution No. 2 at any time before it becomes effective in accordance with the provisions of the CBCA.

9.	Other Matters

Management of the Corporation knows of no amendment or variation to the matters referred to in the Notice of Meeting and of no other business to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of proxy confers discretion on the persons named on the form of proxy to vote on any amendment or variation of the matters referred to in the Notice of Meeting or any other business in accordance with their best judgment.

C.	DISSENT RIGHTS

The following discussion of the dissent rights of shareholders (the “Dissent Rights”), as referenced in this Management Proxy Circular under “Business to be Transacted at the Meeting”, is not a comprehensive description of the procedures to be followed with respect to Dissent Rights. It is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached as Schedule G to this Management Proxy Circular. Shareholders who intend to exercise their Dissent Rights in respect of Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 should seek legal advice and carefully consider and comply with the provisions of section 190 of the CBCA. Failure to comply with the provisions of Section 190 of the CBCA may result in the loss of all Dissent Rights under that section.

Further, pursuant to Section 190 of the CBCA, a registered holder of Shares is entitled to dissent and to be paid the fair value of his, her or its Shares if Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 is adopted and if such dissent rights apply. Such entitlement is only valid if (a) the board of directors has not revoked Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 before the action approved by the resolutions become effective and (b) if the shareholder delivers a written objection to such special resolutions to the Corporation at or before the Meeting and (c) if the shareholder otherwise complies with the steps set forth in Section 190 of the CBCA.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the Dissent Rights under section 190 in respect of all of the Shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary that the non-registered shareholder deals with in respect of the Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans, and their nominees). Accordingly, a non-registered shareholder will not be entitled to exercise Dissent Rights directly unless the Shares are re-registered in the non-registered shareholder’s name. A non-registered shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered shareholder deals in respect of his, her or its shares and either: (i) instruct the intermediary to exercise Dissent Rights on the non-registered shareholder’s behalf; or (ii) instruct the intermediary to re-register the Shares in the name of the non-registered shareholder, in which case the non-registered shareholder would be required to exercise the Dissent Rights directly.

A vote against Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 does not constitute a written objection to Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, as the case may be, for purposes of the exercise of Dissent Rights. A shareholder is not entitled to exercise Dissent Rights with regard to Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 if the shareholder votes any of the Shares beneficially owned by the shareholder in favour of Special Resolution No. 2, Special Resolution

No. 3 or Special Resolution No. 4, as the case may be. A shareholder is entitled to exercise Dissent Rights with regard to Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 with respect to any Shares beneficially owned if the shareholder either does not vote such Shares and/or votes such Shares against Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 and the shareholder completes all of the steps required by Section 190 of the CBCA.

A shareholder who complies with each of the steps required to validly exercise Dissent Rights is entitled to be paid the fair value, as determined under the procedures outlined below, of the shares in respect of which such shareholder dissents, determined as of the close of business on the day before Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 is adopted. The fair value of shares as determined for such purpose pursuant to such procedures may not necessarily be the same as, and could vary significantly from, the fair market value of the Common Shares.

In order to dissent validly, a shareholder must:

(i)	provide the Corporation with a written objection to Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, as the case may be, at or before the Meeting;

(ii)

within twenty days after receipt from the Corporation of notice that Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 has been adopted or, if such shareholder does not receive such notice, within twenty days after such shareholder learns that Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 has been adopted, send to the Corporation a written notice containing:

(A)	the shareholder’s name and address;

(B)	the number of Shares in respect of which such shareholder dissents; and

(C)	a demand for payment of the fair value of such Shares; and

(iii)	within thirty days after sending the notice containing the demand for payment, send to the Corporation the certificate(s) representing such Shares.

A dissenting shareholder, upon sending the notice containing the demand for payment, ceases to have any other rights as a shareholder unless the dissenting shareholder withdraws the notice before the Corporation makes an offer to pay for the Shares, or the Corporation fails to make such an offer and the dissenting shareholder withdraws his, her or its notice, or the board of directors of the Corporation revokes Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, as the case may be, in which case such shareholder’s rights as a shareholder will be reinstated as of the day on which the shareholder sent the notice demanding payment.

The Corporation must, within ten days after Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 is adopted, send to each shareholder who has filed the written objection referred to above, notice that Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 has been adopted. Not more than seven days after the later of the date Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, as the case may be, was adopted and the date of receipt of the dissenting shareholder’s demand for payment, the Corporation must also send an offer to each dissenting shareholder to acquire such shareholder’s Shares at a price considered by the board of directors of the Corporation to be their fair value. If the offer is accepted, payment must be made within ten days after acceptance. Any such offer lapses if not accepted by the shareholder within thirty days after it is made. If the Corporation fails to make an offer, or if the dissenting shareholder fails to accept the Corporation’s offer, the Corporation may, within thirty days after the date Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, as the case may be, was adopted or such further period as a court may allow, apply to a court to fix the fair value of the Shares of dissenting shareholders. If the Corporation fails to make such application, dissenting shareholders may make a similar application within a further period of twenty days or such further period as a court may allow.

The foregoing is a summary only of the principal provisions of Section 190 of the CBCA. Any shareholder desiring to exercise Dissent Rights should seek legal advice since failure to comply strictly with the procedures set forth in that section may prejudice his, her or its rights thereunder.

Pursuant to the terms of each of Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, the board of directors of the Corporation will be authorized, without further approval of the shareholders, to revoke Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 at any time before the action approved by Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, as the case may be, becomes effective. If Dissent Rights are exercised in respect of a significant number of Shares, such that the board of directors of the Corporation concludes that it would not be desirable to proceed with Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4, the board of directors of the Corporation may decide to revoke Special Resolution No. 2, Special Resolution No. 3 or Special Resolution No. 4 before the action approved by such special resolution becomes effective.

CERTIFICATE

The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED February 10, 2010 on behalf of the Board of Directors.

/s/ Donald W. Smith
Donald W. Smith Chief Executive Officer Ottawa, Ontario, Canada

SCHEDULE A

SPECIAL RESOLUTION NO. 1

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.

The Articles of the Corporation be amended to change the issued and outstanding Common Shares into a smaller number of Common Shares on the basis of a ratio within the range of one (1) post-consolidation common share for every fifteen (15) pre-consolidation common shares to one (1) post-consolidation common share for every forty (40) pre-consolidation common shares, with the ratio to be selected and implemented by Mitel’s board of directors, in its sole discretion, if at all, at any time prior to the earlier of (i) the closing of the offering by Mitel of its Common Shares in reliance on a registration statement on Form F-1 filed with the Securities and Exchange Commission on December 22, 2009 (as subsequently amended) and (ii) December 31, 2010, and if, as a result of such change, a holder of Common Shares holds a fractional portion of one Common Share, such fractional portion of a Common Share shall be rounded up to be one full Common Share.

2.

Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.

Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason at any time before the action approved by this special resolution becomes effective.

SCHEDULE B

SPECIAL RESOLUTION NO. 2

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.

The Articles of the Corporation be amended to cancel the authorized and unissued Class 1 Convertible Preferred Shares and Class 2 Preferred Shares immediately following and conditional upon the conversion of all of the Class 1 Convertible Preferred Shares to Common Shares.

2.

Any one director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.

Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the board of directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

SCHEDULE C

SPECIAL RESOLUTION NO. 3

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.

The Articles of the Corporation be amended to increase the authorized capital by the creation of a new class of an unlimited number of preferred shares, issuable in series, to be known as the Preferred Shares, and having the rights, privileges, restrictions and conditions set forth in Appendix C-1.

2.

Any one director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.

Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the board of directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

APPENDIX C-1

TO SCHEDULE C

PREFERRED SHARE PROVISIONS

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series (the Preferred Shares”). The Preferred Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

1.	Directors’ Authority to Issue One or More Series

The directors of the Corporation may, at any time and from time to time, issue the Preferred Shares in one or more series.

2.	Terms of Each Series

Subject to the following provisions, and subject to the filing of articles of amendment in prescribed form and the endorsement thereon of a certificate of amendment, in accordance with the Canada Business Corporations Act, before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles of the Corporation, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any) and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto. Before the first shares of a particular series are issued, the directors of the Corporation may change the rights, privileges, restrictions and conditions attaching to such unissued shares.

3.	First Shares of Each Series

Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

4.	Ranking of Each Series of Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Preferred Shares shall confer upon a series a priority over any other series of Preferred Shares in respect of redemption, the payment of dividends, the return of capital or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

The Preferred Shares of each series shall rank on parity with the Preferred Shares of every other series with respect to priority in redemption, the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

5.	Priority

The Preferred Shares shall be entitled to priority as hereinafter provided over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Preferred Shares with respect to the return of capital, the distribution of assets and the payment of declared but unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. The Preferred Shares shall be entitled to priority over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of any dividends.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares of any series shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation as may be required by law:

(a)

to receive in respect of the shares of such series, prior to any distribution to the holders of Common Shares, the amount, if any, provided for in the rights, privileges, restrictions and conditions attached to the shares of such series; and

(b)

if and to the extent provided in the rights, privileges, restrictions and conditions attached to the shares of such series, to share in the remaining assets of the Corporation (subject to the rights, if any, of holders of any other class or series of shares of the Corporation to first receive payment of amounts in such event, if and to the extent provided in the rights, privileges, restrictions and conditions attached to any such shares).

6.	Other Preferences

The Preferred Shares of any series may also be given such other preferences, not inconsistent with the articles of the Corporation over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph 2 hereof.

7.	Conversion Right

The Preferred Shares of any series may be made convertible into or exchangeable for Common Shares of the Corporation.

8.	Redemption Right

The Preferred Shares of any series may be made redeemable, in such circumstances, at such price and upon such other terms and conditions, and with such priority, as may be provided in the rights, privileges, restrictions and conditions attached to the shares of such series.

9.	Dividend Rights

The Corporation may at any time and from time to time declare and pay a dividend on the Preferred Shares of any series without declaring or paying any dividend on the Common Shares or any other shares of any other class of the Corporation ranking junior to the Preferred Shares. The rights, privileges, restrictions and conditions attached to the Preferred Shares of any series may include the right to receive a dividend concurrently with any dividend declared on any other class or series of shares of the Corporation, to be calculated in the manner set forth in the rights, privileges, restrictions and conditions attached to the shares of such series of Preferred Shares.

10.	Voting Rights

Except as may be otherwise provided in the articles of the Corporation or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of Preferred Shares as a class shall not be entitled as such to receive notice of, nor to attend or vote at any meeting of the shareholders of the Corporation.

11.	Variation of Rights

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be added to, amended or removed at any time with such approval as may then be required by law to be given by the holders of the Preferred Shares as a class.

SCHEDULE D

SPECIAL RESOLUTION NO. 4

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.	The Articles of the Corporation be amended to remove the following from paragraph 4:

“No shares of the capital stock of the Corporation shall be transferred without the consent of the directors of the Corporation, evidenced by a resolution passed by them and recorded in the books of the Corporation”.

and substitute the following:

“None”.

2.

Any director or officer of the Corporation is authorized and directed to take all such action and execute all such documents, including the execution and filing of Articles of Amendment, as such director or officer deems necessary or advisable in order to complete the matters provided for herein.

3.

Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this special resolution for any reason, including if dissent rights under the Canada Business Corporations Act are exercised in respect of a significant number of shares such that the board of directors of the Corporation concludes that it would not be desirable to proceed with this special resolution, at any time before the action approved by this special resolution becomes effective.

SCHEDULE E

ORDINARY RESOLUTION NO. 1

RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.

The amendments to the 2006 Equity Incentive Plan of the Corporation, substantially as evidenced and set forth in the blacklined version of the 2006 Equity Incentive Plan annexed hereto as Appendix E-1, and subject to such additions, amendments, deletions, supplements or alterations to the amendments submitted to the Meeting as may be approved by the board of directors prior to the Meeting, is hereby approved.

2.

Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this resolution for any reason, at any time before the action approved by this resolution becomes effective.

APPENDIX E-1

TO SCHEDULE E

AMENDED, BLACKLINED 2006 EQUITY INCENTIVE PLAN

MITEL NETWORKS CORPORATION

2006 Equity Incentive Plan

September 7, 2006

as amended March [5], 2010

Mitel Networks Corporation

2006 Equity Incentive Plan

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to assist the Company in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives, thereby advancing the interests of the Company and its shareholders.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

“Associate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

“Award” means any Option, Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award granted under this Plan;

“Award Agreement” means a signed, written agreement between a Participant or a Director Participant and the Company, substantially in the form attached as Schedule A, subject to any amendments or additions thereto as may, in the discretion of the Committee, be necessary or advisable, evidencing the terms and conditions on which an Award has been granted under this Plan;

“Black Out Period” means the period of time during which the Company has imposed trading restrictions on its Insiders;

“Board” means the board of directors of the Company;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Ottawa are open for commercial business during normal banking hours;

“CBCA” means the Canada Business Corporations Act and the regulations promulgated thereunder, both as amended from time to time;

“Change in Control” means the happening of any of the following events:

(i)

any transaction at any time and by whatever means pursuant to which (A) the Company goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Company voting securities immediately prior to such corporate transaction or reorganization or (B) any Person or any group of two or more Persons acting jointly or in concert (other than the Company, a wholly-owned Subsidiary of the Company, an employee benefit plan of the Company or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee, ~~or~~ Dr. Terence H. Matthews and his Associates, or Francisco Partners Management, LLC, its Associates and any funds, entities or successor funds or entities under common management or control of Francisco Partners Management, LLC) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the CBCA) of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the then issued and outstanding Common Shares in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person other than a wholly-owned Subsidiary of the Company;

(iii)

the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned Subsidiaries of the Company immediately prior to such event;

(iv)

the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Company); or

(v)	the Board passes a resolution to the effect that, for the purposes of some or all of the Award Agreements, an event set forth in (i), (ii), (iii) or (iv) above has occurred.

“Change in Control Price” means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change in Control of the Company at any time during the five trading days (or if the Common Shares are not listed on any stock exchange, during the three month period) preceding the Change in Control, as determined by the Board in its sole discretion;

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated under it;

“Common Shares” means the common shares in the capital of the Company and any other securities of the Company or any Affiliate or any successor that may be so designated by the Committee;

“Committee” has the meaning set forth in Section 3.2 of this Plan;

“Company” means Mitel Networks Corporation;

“Consultant Participant” means an individual or a consultant company, other than an Employee Participant or a Director Participant that:

(i)	is engaged to provide services to the Company or a Subsidiary other than services provided in relation to a distribution of securities of the Company or a Subsidiary;

(ii)	provides the services under a written contract with the Company or a Subsidiary; and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary,

and includes a Consultant Participant’s Permitted Assigns. For the purposes of this definition, “consultant company” means, with respect to an individual consultant, either (i) a company of which the individual consultant is an employee or shareholder; or (ii) a partnership of which the individual consultant is an employee or partner;

“Covered Employee” shall have the meaning set forth in Section 162(m)(3) of the Code;

“Date of Grant” means, for any Award, the date specified by the Committee at the time it grants the Award (which, for greater certainty, shall be no earlier than the date on which the Committee meets for the purpose of granting such Award) or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Director Participant” means a director of the Company who is not an employee of the Company or a Subsidiary and includes a Director Participant’s Permitted Assigns;

“Director’s Option” means an Option granted to a Director Participant;

“Disabled” or “Disability” means the permanent and total incapacity of a Participant or a Director Participant as determined in accordance with procedures established by the Committee for purposes of this Plan;

“Distribution Date” means (i) in the case of a Director Participant, the date on which the Director Participant ceases to be a member of the Board or, in the case of a Participant, the Termination Date (the “Separation Date”); or (ii) such later date as elected by the Participant or Director Participant provided that in no event shall a Participant or Director Participant be permitted to elect a date which is later than the last Business Day of the calendar year following the calendar year in which the Separation Date occurs. An election for a Distribution Date described in (ii) above will only be valid if it is delivered to the Corporate Secretary of the Company prior to the Separation Date in the form prescribed for such purposes by the Company, provided that such election may not be made by a Participant or Director Participant who is a U.S. Taxpayer;

~~“Employee Offering” means the offering of up to a maximum of 15,000,000 common shares to employees, directors, officers and consultants of the Company and its Subsidiaries through subscription agreements and a stock purchase agreement, such offering to take place on or about December 2007.~~

“Employee Participant” means a current full-time or part-time employee or officer of the Company or a Subsidiary (other than a Director Participant or a Consultant Participant) and includes an Employee Participant’s Permitted Assigns;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

“Exercise Notice” means a notice in writing, substantially in the form set out in Schedule B, signed by a Participant or a Director Participant holding an Option and stating the Participant’s or Director Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

“Exercise Period” means the period of time during which an Option granted under this Plan may be exercised (provided however that the Exercise Period may not exceed 10 years from the relevant Date of Grant);

“Fair Market Value” means, with respect to any Common Share at a particular date, the volume weighted average trading price on the Nasdaq Global Market or, if the Common Shares are subsequently listed on the Toronto Stock Exchange, the market or exchange where the majority of the trading volume and value of the Common Shares occurs~~Toronto Stock Exchange~~ on the last five trading days immediately prior to such date (or if such Common Shares did not trade on such exchange on such days, the average of the bid and ask prices of such Common Shares at the close of trading on such days); provided that in the event that such Common Shares are not then listed on such stock exchange, the Fair Market Value shall be determined based on the closing price of such Common Shares on any stock exchange in Canada or the United States on which such Common Shares are then listed on the last trading day prior to the particular date (or if such Common Shares did not trade on such exchange on such day, the average of the bid and ask prices of such Common Shares at the close of trading on such day); and further provided that in the event that such Common Shares are not then listed on any stock exchange in Canada or the United States, the Fair Market Value shall be determined by the Board in its sole discretion; notwithstanding the foregoing, in the case of an Option granted to a U.S. Taxpayer, the commitment to grant such Option based on the average trading price on the Nasdaq Global Market or, if the Common Shares are subsequently listed on the Toronto Stock Exchange, the market or exchange where the majority of the trading volume and value of the Common Shares occurs~~Toronto Stock Exchange~~ over the prior five days immediately prior to the grant date must be irrevocable prior to the commencement of such five day measurement period;

“Incentive Stock Option” means an option granted under Section 4.6 of the Plan that meets the requirements of Section 422 of the Code or any successor provision and is designated as such in the applicable Award Agreement;

“Individual Optionee” means an Optionee who is an individual or the individual of which the Optionee is a Permitted Assign, as the case may be;

“Insider” has the meaning set forth in the Securities Act (Ontario), as amended from time to time, and includes Associates and Affiliates of such Person;

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators, as amended from time to time;

“NICs” means UK National Insurance Contributions;

“NIC Regulations” means the laws, regulations and practices currently in force relating to liability for and the collection of NICs;

“Non Qualified Stock Option” means an option granted under Article 4 of the Plan that is not intended to be or does not meet the requirements of an Incentive Stock Option. Any stock option granted by the Committee that is not designated as an Incentive Stock Option in the applicable Award Agreement will be deemed a Non Qualified Stock Option;

“Option” means a right to purchase Common Shares under this Plan;

“Option Gain” means a gain realized upon the exercise, assignment or release of an Option, being a gain that is chargeable to income tax under section 476 of the Income Tax (Earnings and Pensions) Act 2003 (UK);

“Option Tax Liability” means any liability of the Optionee’s Employer to account to HM~~the UK Inland~~ Revenue and Customs for any amount of, or representing, income tax or NICs (which may, to the extent provided for in Article 12, include employer’s NICs) on any Option Gain;

“Optionee” means a Participant or a Director Participant who holds~~has been granted~~ one or more Options under this Plan;

“Optionee’s Employer” means the Company or such Subsidiary as is or, if the Optionee has ceased to be employed by the Company or such Subsidiary, was the Optionee’s Employer or such other person as, under the PAYE Regulations or, as the case may be, the NIC Regulations, or any other statutory or regulatory enactment is obliged to account for any Option Tax Liability;

“Other Share-Based Award” means any right granted under Section 8.1 of this Plan;

“Participant” means an Employee Participant or a Consultant Participant but not a Director Participant;

“PAYE” means the Pay As You Earn System which allows for the collection of income tax on employment income in the United Kingdom;

“PAYE Regulations” means the regulations made under section 684 of the Income Tax (Earnings and Pensions) Act 2003 (UK);

“Performance Goals” means performance goals based on one or more of the following criteria: (i) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per common share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) operating margin or profit margin; (xv) common stock price or total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xix) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a Subsidiary, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that the Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or the financial statements of the Company or any Subsidiary, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles;

“Performance Share Unit” means any right granted under Section 7.1 of the Plan;

“Permitted Assign” has the meaning assigned to that term in NI 45-106;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Mitel Networks Corporation 2006 Equity Incentive Plan, as amended;

“Restricted Share Unit” or “RSU” means a right to receive a Common Share granted, as determined by the Committee, under Section 6.1 of this Plan;

“Retirement” means retirement from active employment with the Company or a Subsidiary in accordance with the policies of the Company in place from time to time or, with the consent for purposes of the Plan of such officer of the Company as may be designated by the Committee, at or after such earlier age and upon the completion of such years of service as the Committee may specify;

“Securities Act” means the United States Securities Act of 1933, as amended from time to time;

“Security Based Compensation Arrangement” has the meaning given to that term in the TSX Rules~~, but specifically does not include the Employee Offering~~;

“Termination Date” means, in the case of a Participant or Director Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

(i)	by reason of the Participant’s or Director Participant’s death, the date of death;

(ii)	for any reason whatsoever other than death, the later of:

(A) in the case of a Participant, the last day of the minimum statutory notice period, if any, to which that Participant is entitled upon such termination pursuant to applicable employment and/or labour standards legislation; and,

(B) the date designated by the Company or the Affiliate, as the case may be, as the last day of the Participant’s or Director Participant’s employment or term of office or engagement with the Company or the Affiliate, as the case may be;

provided that in the case of termination by reason of voluntary resignation by the Participant or Director Participant, such date shall not be earlier than the date that notice of resignation was received from such Participant or Director Participant;

and “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice, ~~or~~reasonable notice, salary continuation or deemed employment that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire;

“TSX Rules” means Part VI of the Company Manual of the Toronto Stock Exchange, as amended from time to time; and

“U.S. Taxpayer” shall mean a Participant or Director Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for purpose of the Code.

2.2	Interpretation

(a)

Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Whenever any payment is to be made or action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on the next following Business Day.

(e)	In this Plan, a Person is considered to be a “Subsidiary” of another Person if:

(i)	it is controlled by,

(A)	that other, or

(B)	that other and one or more Persons, each of which is controlled by that other, or

(C)	two or more Persons, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other’s Subsidiary.

(f)	In this Plan, a Person is considered to be “controlled” by a Person if:

(i)	in the case of a Person,

(A)

voting securities of the first-mentioned Person carrying more than 50% of the votes for the election of directors are held, directly or indirectly, otherwise than by way of security only, by or for the benefit of the other Person; and

(B)	the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned Person;

(ii)	in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

(iii)	in the case of a limited partnership, the general partner is the second-mentioned Person.

(g)	Unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3

ADMINISTRATION

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)

make grants of Awards under the Plan relating to the issuance of Common Shares (including any combination of Options, Deferred Share Units, Restricted Share Units, Performance Share Units or Other Share-Based Awards) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants or Director Participants; or

(B)	other Awards may be forfeited to the Company,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the Exercise Price, and/or price to be paid by a Participant or Director Participant in connection with the granting of Awards;

(iv)	the time or times when each Option becomes exercisable and, subject to Section 4.3, the duration of the Exercise Period;

(v)	whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of Awards, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Board may determine;

(c)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(d)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Board’s determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or of a Subsidiary as the Board determines.

3.2	Delegation to Committee

To the extent permitted by applicable law and the Company’s articles, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under the Plan. In connection with such delegation, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive. Notwithstanding any such delegation or any reference to the Committee in this Plan, the Board may also take any action and exercise any powers that the Committee is authorized to take or has power to exercise under this Plan. To the extent applicable in respect of certain Awards granted to a Participant who is a Covered Employee, such Committee shall be composed of not less than two directors of the Company, neither of whom shall be employees of the Company or its Affiliates and each of whom shall otherwise be “outside directors” for the purposes of Section 162(m) of the Code. To the extent the Company is no longer a “foreign private issuer” as defined in Exchange Act Rule 3b-4 and wishes to have a “Qualified Plan” as defined in Rule 16b-3(b)(4), such Committee shall be composed of not less than two directors of the Company, each of whom are “non-employee directors” for purposes of Section 16 of the Exchange Act and Rule 16b-3 thereunder.

3.3	Eligibility

All Participants and Director Participants are eligible to participate in the Plan, subject to subsections 9.1(e) and 9.2(g). Eligibility to participate does not confer upon any Participant or Director Participant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Participant or Director Participant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Committee, provided however that the following restrictions shall also apply to this Plan, together with all other Security Based Compensation Arrangements of the Company:

(a)	the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of issued and outstanding Common Shares; and

~~(b)~~	the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of issued and outstanding Common Shares. ~~; and~~

(b)	~~no Awards shall be granted under this Plan to Dr. Terence H. Matthews or any of his Associates.~~

If the Company repurchases Common Shares for cancellation such that the tests in Section 3.3(a) or (b) are not met following such repurchase, this shall not constitute non-compliance under the Plan for any Awards then outstanding.

3.4	Total Common Shares Available

(a)

The aggregate number of Common Shares that may be issued for all purposes pursuant to the Plan must not initially exceed 84,000,000 Common Shares; provided that an additional number of Common Shares of up to three percent (3%) of the number of Common Shares of the Company then outstanding may be added to such initial maximum, per year on each of the first, second and third anniversary dates of the amendment of this Plan on March [5], 2010 at the discretion of the Committee in each such year; and provided further that such additional number of Common Shares will be automatically added to the then current number of Common Shares available pursuant to the Plan if the Company becomes subject to the TSX Rules. In addition, the aggregate number of Common Shares granted under the Plan and all other Security Based Compensation Arrangements must not initially exceed 84,000,000 Common Shares; provided that an additional number of Common Shares of up to three percent (3%) of the number of Common Shares of the Company then outstanding may be added to such initial maximum, per year on each of the first, second and third anniversary dates of the amendment of this Plan on March [5], 2010 at the discretion of the Committee in each such year; and provided further that such additional number of Common Shares will be automatically added to the then current number of Common Shares available pursuant to the Plan if the Company becomes subject to the TSX Rules.~~and all other Security Based Compensation Arrangements must not exceed 12% of the total number of Common Shares issued and outstanding from time to time.~~ No grant may be made under the Plan if such grant would result in the issuance of Common Shares in excess of the above-noted limits.~~limit. Subject to applicable law, the requirements of any stock exchange upon which the Common Shares may then be listed and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.~~ If the Company repurchases Common Shares for cancellation such that the above-noted limits are~~12% limit is~~ exceeded following such repurchase, this shall not constitute non-compliance under the Plan for any Awards then outstanding. In addition, the aggregate number of Common Shares that may be issued for purposes of the grant of Incentive Stock Options pursuant to the Plan must not exceed 84,000,000 Common Shares.

(b)

For purposes of computing the total number of Common Shares available for grant under the Plan, Common Shares subject to any Award (or any portion thereof) that has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares and Common Shares subject to an Award (or portion thereof) that is settled in cash in lieu of settlement in Common Shares shall again be available for grant under the Plan.

3.5	Award Agreements

All grants of Awards under this Plan will be evidenced by Award Agreements. Award Agreements will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Award Agreement to each Participant or Director Participant granted an Award pursuant to this Plan.

3.6	Conditions of Grant

Each Participant or Director Participant will, when requested by the Company, sign and deliver all such documents relating to the granting of Awards or exercise of Options which the Company deems necessary or desirable.

3.7	Non-transferability of Awards

Subject to Section 9.1, Awards granted under this Plan may only be exercised during the lifetime of the Participant or Director Participant by such Participant or Director Participant personally. No assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee (except that a Participant or Director Participant may transfer Awards (other than Incentive Stock Options) to Permitted Assigns in a manner consistent with applicable tax and securities laws) and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. Further, an Incentive Stock Option shall not be transferrable other than by will or by the law of descent and distribution and shall be exercisable during the life time of the Participant, only by the Participant. If any Participant or Director Participant has transferred Awards to a corporation pursuant to this Section 3.7, such Awards will terminate and be of no further force or effect if at any time the transferor should cease to own all of the issued shares of such corporation.

ARTICLE 4

GRANT OF OPTIONS

4.1	Grant of Options

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Options to any Participant or any Director Participant~~, provided that the number of Common Shares issuable to Director Participants shall not exceed the limits set out in Schedule C~~.

4.2	Exercise Price

The Exercise Price will be as determined by the Committee but in any event will be no less than the Fair Market Value on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as permitted by the Committee or as otherwise set forth in this Plan, each Option, unless otherwise specified by the Committee, expires on the seventh (7th~~fifth (5th~~) anniversary of the Date of Grant (provided that if such expiry would otherwise be during or immediately after a Black Out Period, then the expiry shall be extended until ten (10) Business Days following the expiration of the Black Out Period); provided that in no event will the Exercise Period of an Option exceed ten (10) years from its Date of Grant.

The Committee shall have the authority to condition the grant or vesting of Options upon the attainment of specified Performance Goals, or such other factors (which may vary as between Options) as the Committee may determine in its sole discretion.

4.4	Exercise of Options

Unless otherwise specified by the Committee at the time of granting an Option and except as otherwise provided in this Plan, each Option will vest and be exercisable as to one-sixteenth of the Common Shares which are subject to such Option, beginning on the date which is three (3) months after the Date of Grant and, thereafter, one-sixteenth of such Common Shares will vest quarterly on each subsequent three-month anniversary of the Date of Grant, the final one-sixteenth of such Common Shares to vest on the fourth anniversary of the Date of Grant. ~~follows:~~

~~Percentage of Total Number of Common Shares that may be Purchased~~	~~Exercisable At Any Time~~

~~First 25%~~	~~From the first anniversary of the Date of Grant~~

~~Second 25%~~	~~From the second anniversary of the Date of Grant~~

~~Third 25%~~	~~From the third anniversary of the Date of Grant~~

~~Last 25%~~	~~From the fourth anniversary of the Date of Grant~~

Once an instalment vests and becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or otherwise as specified herein. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable. The Committee has the right to accelerate the date upon which any instalment of any Option becomes exercisable.

Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Company.

4.5	Payment of Exercise Price

The Exercise Notice must be accompanied by payment in full of the Exercise Price in respect of the Common Shares to be purchased. The Exercise Price must be fully paid by cash, certified cheque, bank draft or money order payable to the Company. No Common Shares will be issued or transferred until full payment therefor has been received by the Company. As soon as practicable after receipt of any Exercise Notice and full payment of the Exercise Price, the Company will deliver to the Participant or Director Participant, as the case may be, a certificate or certificates representing the acquired Common Shares.

4.6	Incentive Stock Options

The following provisions will apply only to Incentive Stock Options granted under the Plan:

(a)

No Incentive Stock Option may be granted to any Employee Participant who, at the time such Option is granted, (i) is not an employee of the Company or a Subsidiary or (ii) owns securities possessing more than ten percent (10%) of the total combined voting power of all classes of securities of the Company or of any Subsidiary, except that with respect to provision (ii) hereof such an Option may be granted to such an Employee if, at the time the Option is granted, the exercise price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Shares subject to the Option, and the Option by its terms is not exercisable after the expiration of five (5) years from the date the Option is granted; and

(b)

To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options (without regard to this subsection) are exercisable for the first time by any individual during any calendar year (under all plans of the Company and its Affiliates) exceeds U.S. $100,000, such Options will be treated as Non Qualified Stock Options. This subsection will be applied by taking Options into account in the order in which they were granted. If some but not all Options granted on any one day are subject to this subsection, then such Options will be apportioned between Incentive Stock Option and Non Qualified Stock Option treatment in such manner as the Committee will determine. The maximum number of Common Shares that may be issued under Incentive Stock Options granted under the Plan shall be equal to the number of Common Shares issued and outstanding as of the effective date of the Plan.

4.7	Special Rule Applicable to U.S. Taxpayers

With respect to Options granted to Participants or Director Participants who are U.S. Taxpayers, Common Shares shall constitute “stock of the service recipient” within the meaning of Section 409A of the Code if such Participant or Director Participant performs services for any Affiliate that is at least fifty percent owned by the Company.

ARTICLE 5

GRANT OF DEFERRED SHARE UNITS

5.1	Number of Deferred Share Units

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Deferred Share Units to any Participant or Director Participant~~, provided that the number of Deferred Share Units granted to Director Participants shall not exceed the limits set out in Schedule C~~.

All Deferred Share Units received by a Participant or Director Participant shall be credited to an account maintained for the Participant or the Director Participant on the books of the Company, as of the Date of Grant. The award of Deferred Share Units for a calendar year to a Participant or Director Participant shall be evidenced by an Award Agreement.

5.2	Distribution of Deferred Share Units

A Participant or Director Participant shall receive, on the Distribution Date, a lump sum payment in cash equal to the number of Deferred Share Units recorded in the Participant’s or Director Participant’s account on the Distribution Date multiplied by the Fair Market Value, less any applicable withholding taxes. At the option of the Committee, the Company may settle the Deferred Share Units in Common Shares. Upon payment in full of the value of the Deferred Share Units, whether in cash or in Common Shares, the Deferred Share Units shall be cancelled.

5.3	Death of Participant Prior to Distribution

Upon the death of a Participant or Director Participant prior to the distribution of the Deferred Share Units credited to the account of such Participant or Director Participant under the Plan, a cash payment shall be made to the estate of such Participant on or about the thirtieth (30th) day after the Company is notified of the death of the Participant or Director Participant or on a later date elected by the Participant’s or Director Participant’s estate, in the form prescribed for such purposes by the Company and delivered to the Corporate Secretary no later than twenty (20) days after the Company is notified of the death of the Participant or Director Participant, provided that such date is no later than the last business day of the calendar year following the calendar year in which the Participant or Director Participant dies. Notwithstanding the foregoing, and to the extent necessary to comply with the requirements of Section 409A of the Code, upon the death of a Participant or a Director Participant who is a U.S. Taxpayer, such cash payment shall be made on the thirtieth (30th) day after such Participant’s or Director Participant’s death or as soon as practicable thereafter and no subsequent deferral of the payment may be made. Such cash payment shall be equivalent to the amount which would have been paid to the Participant or Director Participant pursuant to and subject to Section 5.2, calculated on the basis that the day on which the Participant or Director Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon payment in full of the value of all of the Deferred Share Units that become payable under this Section 5.3, the Deferred Share Units shall be cancelled.

ARTICLE 6

GRANT OF RESTRICTED SHARE UNITS

6.1	Grant of RSUs

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant RSUs to any Participant or any Director Participant~~, provided that the number of RSUs issuable to Director Participants shall not exceed the limits set out in Schedule C~~.

6.2	Terms of RSUs

The Committee shall have the authority to condition the grant of RSUs upon the attainment of specified Performance Goals, or such other factors (which may vary as between awards of RSUs) as the Committee may determine in its sole discretion.

6.3	Vesting of RSUs

The Committee shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

6.4	Share Certificates

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Committee in its sole discretion, a share certificate representing the Common Shares issuable pursuant to the RSUs shall be registered in the name of the Participant or as the Participant may direct, subject to applicable securities laws.

ARTICLE 7

PERFORMANCE SHARE UNITS

7.1	Grant of Performance Share Units

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Performance Share Units to any Participant. Each Performance Share Unit will consist of a right, (i) denominated or payable in cash, Common Shares, other securities or other property, and (ii) which will confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Share Unit, in whole or in part, upon the achievement of such Performance Goals during such performance periods as the Committee will establish.

7.2	Value of Performance Share Units

The initial value of a Performance Share Unit will be established by the Committee at the Date of Grant and, to the extent related to Common Shares, other securities or other property will initially be equal to 100% of the Fair Market Value of a Common Share or the fair market value (as determined by the Board) of such other security or such other property on the Date of Grant.

7.3	Terms of Performance Share Units

Subject to the terms of the Plan and any applicable Award Agreement, the Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Share Unit granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any Performance Share Unit will be determined by the Committee and by the other terms and conditions of any Performance Share Unit.

7.4	Performance Goals

The Committee will issue Performance Goals prior to the commencement of the performance period to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporation-wide, divisional or individual goals, or any other basis determined by the Committee. The Committee may modify the Performance Goals as necessary to align them with the Company’s corporate objectives if there is a subsequent material change in the Company’s business, operations or capital or corporate structure. Notwithstanding the foregoing, to the extent deemed desirable by the Committee, in the case of a Covered Employee, the Performance Goals set forth in Section 2.1 shall apply.

ARTICLE 8

OTHER SHARE-BASED AWARDS

8.1	Other Share-Based Awards

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Other Share-Based Awards to any Participant. Each Other Share-Based Award will consist of a right (1) which is other than an Award or right described in Article 4, 5, 6 or 7 above and (2) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares) as are deemed by the Committee to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee will determine the terms and conditions of Other Share-Based Awards. Common Shares or other securities delivered pursuant to a purchase right granted under this Section 8.1 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Common Shares, other securities, other Awards, other property, or any combination thereof, as the Committee will determine.

ARTICLE 9

TERMINATION OF EMPLOYMENT

9.1	Retirement, Death or Disability

Subject to Section 5.3, if a Participant or Director Participant dies or becomes Disabled while an employee, officer or director of or consultant to the Company or an Affiliate or if the employment or term of office or engagement of a Participant with the Company or an Affiliate terminates due to Retirement:

(a)

the executor or administrator of the Participant’s or Director Participant’s estate or the Participant or Director Participant, as the case may be, may exercise Options of the Participant or Director Participant. The number of Options exercisable shall equal:

(i)	the number of Options that were exercisable at the Termination Date; plus

(ii)

a portion of the next instalment of the Options due to vest equal to the number of Options next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last instalment of the Options (or if none have vested, the Date of Grant) to the Termination Date and the denominator of which is the number of days between the date of vesting of the last instalment of the Option (or if none have vested, the Date of Grant) and the date of vesting of the next instalment of the Option;

(b)

the right to exercise such Options terminates on the earlier of: (i) the date that is twelve months after the Termination Date (except that in the case of Retirement of a U.S. Taxpayer, any Incentive Stock Option shall expire on the date that is three months after the Termination Date); and (ii) the date on which the Exercise Period of the particular Option expires. Subject to subsection (a), any Options held by the Participant or Director Participant that are not yet exercisable at the Termination Date immediately expire and are cancelled on the Termination Date;

(c)

a portion of the next instalment of any other Awards due to vest shall immediately vest, such portion to equal to the number of Awards next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last instalment of the Awards (or if none have vested, the Date of

Grant) to the Termination Date and the denominator of which is the number of days between the date of vesting of the last instalment of the Awards (or if none have vested, the Date of Grant) and the date of vesting of the next instalment of the Awards;

(d)

subject to subsection (c), any other Awards held by the Participant or Director Participant that are not yet vested at the Termination Date are immediately forfeited to the Company on the Termination Date; and

(e)	such Participant’s or Director Participant’s eligibility to receive further grants of Awards under the Plan ceases as of the Termination Date.

9.2	Termination of Employment or Services

(a)

Where a Participant’s or Director Participant’s employment or term of office or engagement with the Company or an Affiliate terminates by reason of the Participant’s death, Disability or Retirement or, in the case of a Director Participant, the Director Participant’s death or Disability, then the provisions of Section 9.1 will apply.

(b)

Where a Participant’s employment or term of office or engagement terminates by reason of a Participant’s resignation, then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is 30 days after the Termination Date; and (B) the date on which the Exercise Period of the particular Option expires. Any Options held by the Participant that are not yet exercisable at the Termination Date immediately expire and are cancelled on the Termination Date, and any other Awards held by the Participant that are not yet vested at the Termination Date are immediately forfeited to the Company on the Termination Date.

(c)

Where a Participant’s employment or term of office or engagement terminates by reason of termination by the Company or an Affiliate without cause (as determined by the Committee in its sole discretion) (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days after the Termination Date; and (B) the date on which the Exercise Period of the particular Option expires. Any Options held by the Participant that are not yet exercisable at the Termination Date immediately expire and are cancelled on the Termination Date, and any other Awards held by the Participant that are not yet vested at the Termination Date are immediately forfeited to the Company on the Termination Date.

(d)

Where a Participant’s employment or term of office or engagement is terminated by the Company or an Affiliate for cause (as determined by the Committee in its sole discretion), or, in the case of a Consultant Participant, for breach of contract (as determined by the Committee in its sole discretion), then any Options held by the Participant at the Termination Date (whether or not exercisable) immediately expire and are cancelled on the Termination Date, and any other Awards held by the Participant at the Termination Date (whether or not vested) are immediately forfeited to the Company on the Termination Date.

(e)

Where a Director Participant’s term of office is terminated by the Company for breach by the Director Participant of his or her fiduciary duty to the Company (as determined by the Committee in its sole discretion), then any Options held by the Director Participant at the Termination Date (whether or not exercisable) immediately expire and are cancelled on the Termination Date, and any other Awards held by the Director Participant at the Termination Date (whether or not vested) are immediately forfeited to the Company on the Termination Date.

(f)

Where a Director Participant’s term of office terminates for any reason other than death or Disability of the Director Participant or a breach by the Director Participant of his or her fiduciary duty to the Company (as determined by the Committee in its sole discretion), the Committee or the Board may, in its sole discretion, at any time prior to or following the Termination Date, (A) permit the exercise of any or all Options held by the Director Participant, whether or not exercisable at the Termination Date, in the manner and on the terms authorized by the Board, provided that neither the Committee nor the Board shall, in any case, authorize the exercise of an Option pursuant to this Section beyond the date on which the Exercise Period of the particular Option expires; and (B) provide for the vesting of any or all other Awards held by a Director Participant on the Termination Date.

(g)

The eligibility of a Participant or Director Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant or Director Participant with written notification that the Participant’s employment or term of office, or the Director Participant’s term of office, as the case may be, is terminated, notwithstanding that such date may be prior to the Termination Date.

(h)

Unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment arrangement within or among the Company or a Subsidiary for so long as the Participant continues to be an employee of the Company or a Subsidiary, including without limitation a change in the employment arrangement of a Participant whereby such Participant becomes a Director Participant.

9.3	Discretion to Permit Exercise

Notwithstanding the provisions of Sections 9.1 and 9.2, the Committee may, in its discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by a Participant or Director Participant or permit the acceleration of vesting of any or all RSUs or other Awards, all in the manner and on the terms as may be authorized by the Committee, provided that the Committee will not, in any case, authorize the exercise of an Option pursuant to this Section beyond the expiration of the Exercise Period of the particular Option.

9.4	Incentive Stock Options

Notwithstanding anything to the contrary in this Article 9, in the case of an Incentive Stock Option, any Incentive Stock Options held by a U.S. Taxpayer that are exercisable at the Termination Date continue to be exercisable by the U.S. Taxpayer until the earlier of: (A) the date that is three months after the Termination Date; (B) the date on which the Exercise Period of the particular Incentive Stock Option expires, or (C) any shorter post-Termination Date exercise period as is set forth in this Article 9 or in the U.S. Taxpayer’s Award Agreement.

ARTICLE 10

CHANGE IN CONTROL

10.1	Change in Control

(a)

Unless otherwise determined by the Committee or the Board at or after the Date of Grant, and notwithstanding Section 12.7(b), any Options outstanding immediately prior to the occurrence of a Change in Control, but which are not then exercisable, shall terminate and be cancelled~~become fully exercisable~~ upon the occurrence of the~~a~~ Change in Control and shall be of no further force or effect.~~.~~ Unless otherwise determined by the Committee or the Board at or after the Date of Grant, all outstanding vested Options shall be cashed out at the Change in Control Price, less the applicable Exercise Price for such Options, as of the date such Change in Control is determined to have occurred, or as of such other date as the Committee or the Board may determine prior to the Change in Control. Outstanding Options may only be cashed out, as described above, if the Change in Control Price is higher than the Exercise Price for such outstanding Options. If the Change in Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Committee or the Board may terminate such outstanding Options and such outstanding Options shall be of no further force or effect. Further, the Committee or the Board shall have the right to provide, in respect of any Options outstanding immediately prior to a Change in Control, but which are not then exercisable, for the acceleration of vesting of such Options upon the occurrence of the Change in Control or to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the Change in Control. ~~In addition, and notwithstanding Section 12.7(b), the Committee or the Board shall have the right to determine, its sole discretion, that Options outstanding, but which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change in Control.~~

(b)

Unless otherwise determined by the Committee or the Board at or after the Date of Grant, and notwithstanding Section 12.7(b), any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards outstanding immediately prior to the occurrence of a Change in Control shall terminate and be cancelled upon the occurrence of the Change in

Control and shall be of no further force or effect. Notwithstanding the foregoing sentence, the Committee or the Board shall have the right to determine that any unvested or unearned~~any~~ Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards outstanding immediately prior to the occurrence of a Change in Control shall become fully vested or earned upon the occurrence of such~~a~~ Change in Control. The ~~Unless otherwise determined by the~~ Committee or the Board may also determine that~~at or after the Date of Grant,~~ any vested or earned Restricted Share Units~~Unit~~, Deferred Share Units~~Unit~~, Performance Share Units~~Unit~~ or Other Share-Based Awards~~Award outstanding immediately prior to the occurrence of a Change in Control~~ shall be cashed out at the Change in Control Price as of the date such Change in Control is deemed to have occurred, or as of such other date as the Committee or the Board may determine prior to the Change in Control. Further, the Committee or the Board shall have the right to provide for the conversion or exchange of any Restricted Share~~Stock~~ Unit, Deferred Share~~Stock~~ Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the Change in Control. ~~In addition, and notwithstanding Section 12.7(b), the Committee or the Board shall have the right to determine, in its sole discretion, that Restricted Stock Units, Deferred Stock Units, Performance Share Units or Other Share-Based Awards outstanding shall not become vested and shall be cancelled and forfeited to the Company in the event of a Change in Control.~~

10.2	Parachute Payments

If a Participant or Director Participant is entitled to receive payments that would qualify as excess “parachute payments” under Section 280G of the Code, those payments shall be reduced by the necessary amount so that the Participant or Director Participant is not subject to excise tax under Section 4999 of the Code if such reduction would result in the Participant or Director Participant receiving a greater after-tax payment.

ARTICLE 11

SHARE CAPITAL ADJUSTMENTS

11.1	General

The existence of any Awards does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Company, to create or issue any bonds, debentures, Common Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Section would have an adverse effect on this Plan or on any Award granted hereunder.

11.2	Reorganization of Company’s Capital

Should the Company effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust: (a) the number of Common Shares that may be acquired on the vesting of outstanding Awards or the exercise of any outstanding Options; and/or (b) the Exercise Price of any outstanding Options and/or (c) the terms of any other Award in order to preserve proportionately the rights and obligations of the Participants or Director Participants holding such Awards, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.3	Other Events Affecting the Company

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Company and occurring by exchange of Common Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust: (a) the number of Common Shares that may be acquired on the vesting of outstanding Awards or the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options and/or (c) the terms of any other Award in order to preserve proportionately the rights and obligations of the Participants or Director Participants holding such Awards, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.4	Immediate Exercise of Awards

Where the Board determines that the steps provided in Sections 11.2 and 11.3 would not preserve proportionately the rights, value and obligations of the Participants or Director Participants holding such Awards in the circumstances or otherwise determines that it is appropriate:

(a)	the Board may permit the immediate exercise of any outstanding Options that are not otherwise exercisable, and the immediate vesting of any unvested Awards; and

(b)	if the Board takes the step contemplated in (a) above, the Board may also authorize the Company, to the extent permitted under applicable laws, to:

(i)

purchase any Options from any Participant or Director Participants for a price equal to the difference between the Fair Market Value of the underlying Common Shares and the Exercise Price of the Options; or

(ii)

lend to Participants an amount equal to the aggregate Exercise Price for those Options of the Participant which have an Exercise Price which is less than the Fair Market Value of the underlying Common Shares at a rate of interest equal to the current prime rate plus one percent provided that the Participant irrevocably:

(A)	agrees to exercise all such Options of the Participant; and

(B)

authorizes the Company to sell, dispose of or deposit in acceptance of an outstanding take-over bid the Common Shares issuable upon the exercise of such Options, to deduct from the proceeds of sale of such Common Shares an amount equal to the outstanding balance of the loan plus accrued interest in payment of such loan, to mail a cheque payable to the Participant for the balance of the proceeds of sale and to execute and deliver on behalf of the Participant all transfers, consents or other documents necessary to give effect to the foregoing.

11.5	Issue by Company of Additional Shares

Except as expressly provided in this Article 11, neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (a) the number of Common Shares that may be acquired as a result of a grant of Awards or upon the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options.

11.6	Fractions

No fractional Common Shares will be issued on the exercise of an Option or the grant of an Award. Accordingly, if, as a result of any adjustment under Section 11.2 or 11.3, a Participant or Director Participant would become entitled to a fractional Common Share, the Participant or Director Participant has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares which shall be disregarded.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1	Legal Requirement

The Company is not obligated to grant any Awards, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant, Director Participant or the Company of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any stock exchange upon which the Common Shares may then be listed.

12.2	Participants’ Entitlement

Except as otherwise provided in this Plan, Options (whether or not exercisable) and other Awards previously granted under this Plan are not affected by any change in the relationship between, or ownership of, the Company and an Affiliate. For greater certainty, all grants of Awards remain valid and all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an Affiliate ceases to be an Affiliate.

12.3	Withholding Taxes

The granting or vesting of each Award and exercise of each Option granted under this Plan is subject to the condition that if at any time the Committee determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Committee. In such circumstances, the Committee may require that a Participant or Director Participant pay to the Company, in addition to and in the same manner as the Exercise Price, or as the Committee may determine, such amount as the Company or an Affiliate is obliged to remit to the relevant taxing authority in respect of the granting or vesting of the Award or exercise of the Option. Any such additional payment is due no later than the date on which any amount with respect to the Award or exercised Option is required to be remitted to the relevant tax authority by the Company or an Affiliate, as the case may be.

12.4	Rights of Participant

No Participant or Director Participant has any claim or right to be granted an Award (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan) and the granting of any Award is not to be construed as giving a Participant or Director Participant a right to remain as an employee, consultant or director of the Company or an Affiliate. No Participant or Director Participant has any rights as a shareholder of the Company in respect of Common Shares issuable on the exercise of any Option or issuable pursuant to any other Award until the allotment and issuance to such Participant or Director Participant of certificates representing such Common Shares.

12.5	Other Incentive Awards

The Committee shall have the right to grant other incentive awards based upon Common Shares under this Plan to Participants or Director Participants in accordance with applicable laws and regulations and subject to regulatory approval, including without limitation the approval of the Toronto Stock Exchange and Nasdaq (to the extent the Company has any securities listed on the particular exchange),~~,~~ having such terms and conditions as the Committee may determine, including without limitation the grant of Common Shares based upon certain conditions and the grant of securities convertible into Common Shares.

12.6	Termination

The Plan will terminate on the earliest of: (i) the date upon which no further Common Shares remain available for issuance under the Plan and no Options or other Awards remain outstanding; and (ii) the acceleration of the vesting of Options and other Awards pursuant to Section 10.1 upon the occurrence of a Change in Control, unless renewed for such further period and upon such terms and conditions as the Committee may determine, but in all events the Plan will automatically terminate on the tenth anniversary of the effective date of the Plan, being September 7, 2006. ~~.~~

12.7	Amendment

(a)

Subject to the rules and policies of any stock exchange on which the Common Shares are listed and applicable law, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(i)	making any amendments to the general vesting provisions of each Option, RSU or other Award;

(ii)

making any amendments to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the tenth (10th) anniversary of the Date of Grant;

(iii)	making any amendments to the provisions set out in Article 9;

(iv)

making any amendments to add covenants of the Company for the protection of Participants or Director Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants or Director Participants, as the case may be;

(v)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and Director Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant or Director Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Director Participants; or

(vi)

making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants or Director Participants.

(b)

Subject to Section 10.1, the Board shall not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant or Director Participant, as the case may be.

(c)

Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without approval of the Toronto Stock Exchange and Nasdaq (to the extent the Company has any securities listed on the particular~~such~~ exchange) and the approval of shareholders in accordance with the requirements of such exchange(s): ~~:~~

(i)

amendments to the Plan which would increase the number of Common Shares issuable under the Plan, except~~otherwise than~~ in connection~~accordance~~ with a Change in Control or pursuant to the provisions in the~~terms of this~~ Plan, including Sections 11.2 and 11.3, which permit the Board to make adjustments in the event of transactions affecting the Company or its capital;

(ii)

amendments to the Plan which would increase the number of Common Shares issuable to Insiders, except in connection with a Change in Control or pursuant to the provisions in the Plan, including Sections 11.2 and 11.3, which permit the Board to make adjustments in the event of transactions affecting the Company or its capital~~otherwise than in accordance with the terms of this Plan~~;

(iii)	amendments to the Plan which would increase the number of Common Shares issuable to Director Participants under the Plan, otherwise than in accordance with the terms of this Plan;

(iv)

amendments that would extend the Exercise Period of any Options held by Insiders, beyond the Exercise Period otherwise determined in accordance with this Plan (except the automatic extension of Options which otherwise would expire during or immediately after a Blackout Period as provided in this Plan);~~;~~

(v)	amendments that would extend the expiry of an Option to be beyond ten years from its date of grant;

(vi)

amendments that would reduce the Exercise Price of any Options held by Insiders (for this purpose, a cancellation or termination of an Option of a Participant or Director Participant prior to its expiry date for the purpose of reissuing an Option to the same Participant or Director Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option), except for the purpose of maintaining Option value in connection with a Change in Control or pursuant to the provisions in the Plan, including Sections 11.2 and 11.3, which permit the Board to make adjustments in the event of transactions affecting the Company or its capital;

~~(v)~~	~~amendments that would reduce the Exercise Price of any Options held by Insiders, otherwise than in accordance with the terms of this Plan; and~~

(vii)	the addition of any form of financial assistance to a Participant or Director Participant; ~~.~~

(viii)	amendments that would permit Options or rights under the Plan to be transferred other than for normal estate settlement purposes;

(ix)	amendments to this Section 12.7; and

(x)	amendments for which the applicable exchange rules require shareholder approval.

Any amendment that would cause an Award held by a U.S. Taxpayer to fail to comply with Section 409A of the Code shall be null and void ab initio.

12.8	Section 409A of the Code

This Plan will be construed and interpreted to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. The Company reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code and any regulations or guidance under that section. In no event will the Company be responsible if Awards under this Plan result in adverse tax consequences to a U.S. Taxpayer under Section 409A of the Code. Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred~~defined~~ compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is 6 months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such 6-month anniversary of such separation from service.

12.9	Requirement of Notification of Election Under Section 83(b) of the Code

If a Participant or Director Participant, in connection with the acquisition of Common Shares under the Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Participant or Director Participant makes such an election, the Participant or Director Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

12.10	Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

If any Participant shall make any disposition of Common Shares issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

12.11	Indemnification

Every member of the Board will at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the member, otherwise than by the Company, for or in respect of any act done or omitted by the member in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

12.12	Participation in the Plan

The participation of any Participant or Director Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant or Director Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Company to ensure the continued employment or engagement of such Participant or Director Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. The Company does not assume responsibility for the income or other tax consequences for the Participants and Director Participants and they are advised to consult with their own tax advisors.

12.13	Optionee to bear cost of Employer’s NICs on Option Gains

The Optionee agrees with the Company and undertakes to any other company which is a “secondary contributor” in respect of Employer’s NICs payable in respect of any Option Gain (the “Secondary Contributor”) that:

(a)	the Secondary Contributor may recover from the Optionee the whole of any Employer’s NIC; and

(b)

the Optionee shall join with the Secondary Contributor in making an election (in such terms and such form and subject to such approval by HM~~the Inland~~ Revenue and Customs as provided in paragraphs 3A and 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992) for the whole of any liability of the Secondary Contributor to Employer’s NICs to be transferred to the Optionee.

12.14	Optionee’s tax indemnity and recovery of Employer’s NICs

(a)	The Optionee shall indemnify the Optionee’s Employer against any Option Tax Liability.

(b)

On any occasion on which an Option is exercised after an election has been made as mentioned in Section 12.13(b) of this Plan, the Optionee shall ensure that any Employer’s NICs are paid to the Optionee’s Employer in time to enable the Optionee’s Employer to remit such Employer’s NICs to HM~~the UK Inland~~ Revenue and Customs before the fourteenth day following the end of the PAYE month in which the Option is exercised.

(c)

The Company shall not be obliged to procure the transfer of Option Shares or to allot and issue any Option Shares or any interest in Option Shares pursuant to this Plan unless and until the Optionee has paid to the Optionee’s Employer such sum as is, in the opinion of the Optionee’s Employer, sufficient to indemnify the Optionee’s Employer in full against any Option Tax Liability or the Optionee has made such other arrangement as, in the opinion of the Optionee’s Employer, will ensure that the full amount of any Option Tax Liability will be recovered from the Optionee within such period as the Optionee’s Employer may determine.

(d)

The Company shall have the right not to procure the transfer of Option Shares or not to allot and issue to or to the order of the Optionee the aggregate number of Option Shares to which the Optionee would otherwise be entitled but to retain out of such aggregate number of Option Shares such number of Option Shares as, in the opinion of the Company, will enable the Company to sell as agent for the Optionee (at the best price which can reasonably be expected to be obtained at the time of sale) and to pay over to the Optionee’s Employer sufficient monies out of the net proceeds of sale, after deduction of all fees, commissions and expenses incurred in relation to such sale, to satisfy the Optionee’s liability under such indemnity.

12.15	International Participants

With respect to Participants or Director Participants who reside or work outside Canada and the United States, the Board may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants or Director Participants in order to conform such terms with the provisions of local law, and the Committee may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

12.16	Effective Date

This Plan becomes effective on a date to be determined by the Board.

12.17	Governing Law

This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

SCHEDULE A

Award Agreement

Mitel Networks Corporation (“Us” or “Our”) hereby grants the following Option(s) to you subject to the terms and conditions of this Option Award Agreement (the “Agreement”), together with the provisions of Our 2006 Equity Incentive Plan (the “Plan”) in which you become a “Participant”, dated September 7, 2006, as amended March [5], 2010, all the terms of which are hereby incorporated into this Agreement:

Your Name:

Date of Grant:

Expiry Date:

Grant Price:

Total Number of Common Shares Subject to Option:

1. Each notice relating to the Options, including the exercise of any Option must be in writing. All notices to Us must be delivered personally or by courier or by mail and must be addressed to Our Assistant Secretary. All notices to you will be addressed to your principal address on file with Us. Either you or Us may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally, on the date of delivery, if sent by courier on the day it is received by Us and if sent by mail, on the tenth business day following the date of mailing. Any notice given by either you or Us is not binding until received.

2. Nothing in the Plan, in this Agreement, or as a result of the grant of Options to you, will affect Our right, or that of any Affiliate of Ours, to terminate your employment or term of office or engagement at any time for any reason whatsoever. Upon such termination, your rights to exercise Options will be subject to restrictions and time limits, complete details of which are set out in the Plan.

MITEL NETWORKS CORPORATION

By:
Authorized Signatory

I have read the foregoing Agreement and hereby accept the Options in accordance with and subject to the terms and conditions of the Agreement and the Plan. I understand that I may review the complete text of the Plan on line at http://ottlnapps.mitel.com/legal/stockopt.nsf/by+Category, or by contacting either my Human Resources representative or the Office of the Corporate Secretary. I agree to be bound by the terms and conditions of the Plan governing the Options.

Date Accepted	Signature

SCHEDULE B

2006 Equity Incentive Plan Exercise Notice Form – Options

Pursuant to the terms of the Award Agreement dated                              between Mitel Networks Corporation (the “Company”) and me, I hereby exercise my options to purchase                              Common Shares of the Company (the “Options”), at the Exercise Price (as defined in the Award Agreement) of ~~CDN~~$             per share. Enclosed herewith is a cheque payable to Mitel Networks Corporation in the amount of ~~CDN~~$             payable to the Company in full payment of the purchase price for such shares.

(FOR US/UK EMPLOYEES ONLY)
Exchange rate (if applicable):				Date of exchange rate:

Total amount payable:	CDN$ ☐	US$ ☐	UK£ ☐	$

Please cause any Common Shares purchased hereby to be issued in              certificate(s) of Common Shares each, registered as follows:

	Number of Shares	Registered Name & Address

1.

2.

3.

I understand that the certificate(s) for any Common Shares issuable to me pursuant to this Notice will be forwarded to me by the Company’s Transfer Agent by registered mail.

Date	Participant’s Signature

Please Print Name

SCHEDULE F

ORDINARY RESOLUTION NO. 2

RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:

1.	The amendments to By-law No. 1A of the Corporation, substantially as evidenced and set forth in the blacklined provisions of By-Law No. 1A annexed hereto as Appendix F-1, are hereby confirmed.

2.

Notwithstanding the approval of the matters provided for herein, the board of directors of the Corporation is hereby authorized, without further approval of the shareholders of the Corporation, to revoke this resolution for any reason, at any time before the action approved by this resolution becomes effective.

APPENDIX F-1

TO SCHEDULE F

AMENDED, BLACKLINED PROVISIONS OF BY-LAW NO. 1A

2.3	Financial Year

Until otherwise determined by the board, the financial year of the Corporation shall end on the ~~last Sunday~~30th day of April in each year.

4.5	Calling of Meetings

Meetings of the board shall be held from time to time at such place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the chief executive officer, the president or any two directors may determine.

4.8	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the ~~vice-chairperson, or in the vice chairperson’s~~lead director, or in the lead director’s absence, the chief executive officer or, in the chief executive officer’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of the board. If none of these officers are present, the directors present shall choose one of their number to be chairperson. The secretary or an assistant secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary or an assistant secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.11	Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section ~~4.9~~4.10 may vote by means of such facility.

8.3	Notice of Meetings

Subject to the Act, notice of the time and place of each meeting of shareholders shall be sent, if the Corporation is a distributing corporation, not less than 21 days, and, if the Corporation is not a distributing corporation, not less than 10 days, but in either case ~~nor~~ not more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.6	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the ~~vice-chairperson~~chief executive officer or, in the ~~vice-chairperson~~chief executive officer’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of shareholders. If none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves. The secretary or an assistant secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary or an assistant secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.8	Quorum

A quorum of shareholders is present at a meeting of shareholders if the holders of ~~20~~25% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

10.4	Unclaimed Dividends

Any dividend unclaimed after a period of ~~six~~two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

SCHEDULE G

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2) Further right – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8) Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the dissenting shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subjection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties – On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.